

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 22, 2009

Jim B. Terry, President and CEO
Particle Drilling Technologies, Inc.
5611 Baird Court
Houston, TX 77041

>   **Re: Particle Drilling Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2008**
>   **Filed December 15, 2008**
>   **Response letter dated May 19, 2009**
>   **File No. 0-30819**

Dear Mr. Terry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Chris White
>   Branch Chief